UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)

New Fortress Energy Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
644393 100
(CUSIP Number)

Wesley R. Edens 111 W. 19th St., 8th Floor New York, NY 10011 (516) 268-7400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2024
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 644393 100

1	NAMES OF REPORTING PERSONS Wesley R. Edens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,334,666
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,334,666
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,334,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)    Calculations are based upon a total of 205,067,047 Class A Shares outstanding as of August 6, 2024, as reported by the Issuer in its Form 10-Q filed with the SEC on August 9, 2024, plus 46,349,942 Class A Shares subsequently issued in connection with the Issuer’s underwritten public offering, as reported by the Issuer in its Form 8-K filed with the SEC on October 1, 2024.

Explanatory Note:
This filing constitutes Amendment No. 6 (this “Amendment”) to the Schedule 13D filed by Wesley R. Edens (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on February 4, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on March 28, 2019, by Amendment No. 2 filed with the SEC on June 11, 2020, by Amendment No. 3 filed with the SEC on March 18, 2021, by Amendment No. 4 filed with the SEC on June 15, 2021 and by Amendment No. 5 filed with the SEC on May 22, 2023 (the Original Schedule 13D, as previously amended and as further amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the shares of Class A common stock (“Class A Shares”) of New Fortress Energy Inc., a Delaware corporation (the “Issuer”). The Reporting Person is filing this Amendment to disclose that, on October 1, 2024, the Reporting Person agreed to purchase 5,793,742 Class A Shares in the Issuer’s underwritten public offering at the public offering price of $8.63 per share and on the same terms as the other purchasers in the offering. The offering closed on October 2, 2024.
Unless set forth below, all previous Items of the Original Schedule 13D, as previously amended, are unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D, as previously amended.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 to the Schedule 13D is hereby amended by the addition of the following text:
On October 1, 2024, the Reporting Person agreed to purchase 5,793,742 Class A Shares in the Issuer’s underwritten public offering at the public offering price of $8.63 per share and on the same terms as the other purchasers in the offering. The offering closed on October 2, 2024. These Class A Shares were purchased with personal funds of the Reporting Person.
Item 4. Purpose of Transaction
Item 4 to the Schedule 13D is hereby amended by the addition of the following text:
The Reporting Person purchased the Class A Shares referenced in Item 3 for investment purposes.
Item 5.     Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:
(a) — (b)    The aggregate number and percentage of Class A Shares beneficially owned by the Reporting Person (on the basis of a total of 205,067,047 Class A Shares outstanding as of August 6, 2024, as reported by the Issuer in its Form 10-Q filed with the SEC on August 9, 2024, plus 46,349,942 Class A Shares subsequently issued in connection with the Issuer’s underwritten public offering, as reported by the Issuer in its Form 8-K filed with the SEC on October 1, 2024) are as follows:
Amount beneficially owned: 53,334,666

Percentage:	21.2%
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	53,334,666
ii. Shared power to vote or to direct the vote:	0
iii. Sole power to dispose or to direct the disposition of:	53,334,666
iv. Shared power to dispose or to direct the disposition of:	0

(c)    The information contained in Item 3 above is incorporated herein by reference. Except as described therein, the Reporting Person has not effected any transactions in the Class A Shares during the past 60 days.
(d)    The Reporting Person holds Class A Shares through WRE 2012 GST Exempt Trust LLC (formerly known as WRE 2012 Trust LLC) and Edens Family Partners LLC, entities controlled by the Reporting Person, but has the sole right to receive or direct the receipt of dividends on and the proceeds from the sale of the Class A Shares reported on the cover page of this Schedule 13D and in this Item 5. No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends on or the proceeds from the sale of the Class A Shares beneficially owned by the Reporting Person.
(e)    Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: October 3, 2024
By:    /s/ Wesley R. Edens
Name:    Wesley R. Edens